Exhibit 99.3

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DETACH AND RETURN THIS PORTION ONLY

CIMATRON LTD.

PROXY

The undersigned hereby appoints Mr. Yossi Ben Shalom, Chairman of the Board of Directors, Mr. Dan Haran, President and Chief Executive Officer and Mr. Ilan Erez, Chief Financial Officer and Vice President of Operations, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Cimatron Ltd. (the “Company”) which the undersigned is entitled to vote at the 2014 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at 16:00 P.M. (Israel time), on April 23, 2014, at the Company's offices at 11 Gush Etzion Street, Givat Shmuel, Israel (the “Meeting”), and at any adjournments or postponements thereof, upon the matters on the reverse side, which are more fully described in the Notice of 2014 Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Annual Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. Any and all proxies heretofore given by the undersigned are hereby revoked.

The undersigned acknowledges receipt of the Notice and Proxy Statement relating to the Annual Meeting.

If the undersigned has not indicated with respect to Proposals 1 and 2 that the undersigned has a “personal interest” or is a "controlling shareholder" (as such terms are defined in the Israeli Companies Law) then by voting this proxy the undersigned hereby certifies that the undersigned has no “personal interest” in Proposals 1 and 2 and is not a "controlling shareholder". See pages 4-6 of the Proxy Statement for more information.

Please date, sign exactly as your name appears on this Proxy and promptly return the Proxy in the enclosed envelope. In the case of joint ownership, each owner should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the Company’s shareholders’ register. When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title.

If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal. If a partnership, sign in partnership name by authorized person.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

Cimatron Ltd. 11 Gush Etzion Street Givat Shmuel ISRAEL	VOTE BY MAIL Mark, sign, and date your proxy card and return it in the postage-paid envelope we have provided or return it to Cimatron Ltd., 11 Gush Etzion Street, Givat Shmuel, Israel, attn: CFO.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

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THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Cimatron Ltd.

THE PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

		For	Against	Abstain
1.
Resolved, to re-elect Mr. Rami Entin to the board of directors of the Company (the “Board”) to serve as an External Director of the Company, as such term is defined in the Israeli Companies Law-1999, (the “Companies Law”) (an “External Director”) for an additional three-year term pursuant to the Companies Law, and to grant Mr. Entin 10,000 Ordinary Shares, in consideration for a purchase price of NIS 0.10 per share, subject to a reverse vesting schedule of 3 years starting as of May 1, 2014, such that the Company's right to repurchase the shares for no consideration, shall lapse with respect to 33.33% on the first anniversary from the date of grant and thereafter each quarter of continues engagement as a member of the Board, 8.3325% of the restricted shares shall be released from the Company's repurchase right.
		☐	☐	☐

		Yes	No
	I/We have either a "personal interest" in the above resolution or are a "controlling shareholder."	☐	☐

		For	Against	Abstain
2.
Resolved, to re-elect Mrs. Eti Livni to the Board to serve as an External Director, for an additional three-year term pursuant to the Companies Law, and to grant Mrs. Livni 10,000 Ordinary Shares, in consideration for a purchase price of NIS 0.10 per share, subject to a reverse vesting schedule of 3 years starting as of May 1, 2014, such that the Company's right to repurchase the shares for no consideration, shall lapse with respect to 33.33% on the first anniversary from the date of grant and thereafter each quarter of continues engagement as a member of the Board, 8.3325% of the restricted shares shall be released from the Company's repurchase right.
		☐	☐	☐

		Yes	No
	I/We have either a "personal interest" in the above resolution or are a "controlling shareholder."	☐	☐

		For	Against	Abstain
3.	RESOLVED, to approve the appointment of Yossi Ben Shalom as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.	☐	☐	☐

		For	Against	Abstain
4.	RESOLVED, to approve the appointment of William F. Gibbs as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.	☐	☐	☐

		For	Against	Abstain
5.	RESOLVED, to approve the appointment of David Golan as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.	☐	☐	☐

		For	Against	Abstain
6.	RESOLVED, to approve the appointment of Dan Haran as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.	☐	☐	☐

		For	Against	Abstain
7.
RESOLVED, to approve the grant of 10,000 Ordinary Shares to Mr. David Golan, a member of the Board, in consideration for a purchase price of NIS 0.10 per share, subject to a reverse vesting schedule of 3 years starting as of May 1, 2014, such that the Company's right to repurchase the shares for no consideration, shall lapse with respect to 33.33% on the first anniversary from the date of grant and thereafter each quarter of continues engagement as a member of the Board, 8.3325% of the restricted shares shall be released from the Company's repurchase right.
		☐	☐	☐

		For	Against	Abstain
8.	RESOLVED, To amend the Articles of Association of the Company (the "Articles") so as to amend the provisions relating to the quorum requirements for convening shareholder meetings.	☐	☐	☐

		For	Against	Abstain
9.
RESOLVED that the re-appointment of Brightman Almagor Zohar & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2014 and until the next annual shareholders meeting, and the authorization of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services, is hereby approved, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.
		☐	☐	☐

* If the undersigned has not indicated with respect to Proposals 1 and 2 that the undersigned has a "personal interest" or is a "controlling shareholder" (as such terms are defined in the Israeli Companies Law) then by voting via this proxy card, the undersigned hereby certifies that the undersigned has no “personal interest” in Proposals 1 and 2 and is not a "controlling shareholder" of the Company. See pages 4-6 of the Proxy Statement for more information.

If no directions are indicated, the shares represented by the proxy will be voted as recommended by the Company's board of directors. In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date